For immediate release
Contact:	Debbie Lundquist Chief Financial Officer Classic Vacation Group (408) 882-8455	Jerry Daly, Carol McCune (Media) Daly Gray Public Relations (703) 435-6293

Classic Vacation Group Amends Response to Tender Offer

SAN JOSE, Calif.— December 19, 2001 — Classic Vacation Group, Inc. (AMEX:CLV), one of the largest U.S. providers of customized vacation products, today announced that the company has filed with the SEC and mailed to shareholders an amendment to its previously filed Schedule 14D-9, supplementing its response to a previously announced tender offer by a company formed by Three Cities Research, Inc. (“TCR”), a private investment group headquartered in New York, NY and an affiliate of the Company’s principal lender, and Thayer Equity Investors III, L.P. (“Thayer”), CLV’s current majority shareholder.

The supplement states that the company’s special committee of independent directors, on behalf of the board of directors, has revised the board’s prior recommendation with regard to the pending tender offer of $0.15 per share and now recommends that shareholders not tender their shares. In its original response to the tender offer, the board did not make any recommendation as to whether CLV’s public shareholders should tender their shares in response to the tender offer.

TCR and Thayer have stated that the company’s change in recommendation will not affect the company’s ability to borrow under its current financing agreement, pursuant to which an affiliate of TCR and Thayer committed to provide the company $24.25 million in new financing. To date, $15.0 million of the facility has been drawn down. Further details can be found in the SEC filing being mailed to shareholders or at the SEC’s web site, www.sec.gov, under the EDGAR filings.

Classic Vacation Group, formerly Global Vacation Group, is a value-added provider of branded and private label vacation products and services. Classic Vacation Group’s brands include Classic Custom Vacations, which creates customized vacation packages for U.S. travelers; Allied Tours, which creates and coordinates packages and tours for international travel wholesalers selling vacations to North America; Amtrak Vacations; and Hyatt Vacations.